Filed by CancerVax Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: CancerVax Corporation
Commission File No. 333-131817
CANCERVAX PRESENTS PRECLINICAL DATA DEMONSTRATING TUMOR INHIBITION BY D93, A NOVEL ANTI-ANGIOGENIC MONOCLONAL ANTIBODY
Data Presented at AACR Annual Meeting
Carlsbad, California – April 4, 2006 – CancerVax Corporation (NASDAQ: CNVX) announced today that its wholly-owned subsidiary, Cell-Matrix, Inc., presented preclinical data indicating that D93, the Company’s leading anti-angiogenic and anti-tumorigenic, humanized, monoclonal antibody, inhibited human breast and pancreatic tumor growth in animal models. The presentation, which was made at the 97th Annual Meeting of the American Association for Cancer Research (AACR) in Washington, D.C., on April 2, 2006, also included the results of toxicological and pharmacokinetic studies with D93. On March 1, 2006, the Company announced that it had filed an Investigational New Drug application with the United States Food and Drug Administration for D93.
In a poster entitled “Anti-Denatured Collagen Antibody D93: An Extra-Cellular Matrix Approach to Treatment of Solid tumors and Metastasis,” Dr. Flavia Pernasetti and other CancerVax scientists highlighted results obtained in an orthotopic, staged human breast tumor model using human MDA-MB-435 cells implanted in mice. In this model, D93, which preferentially binds to cryptic sites on collagen that are exposed during tumor growth, was shown to inhibit tumor growth in a dose-dependent manner, with the maximum inhibition obtained at a dose of 10 mg/kg per week. When D93 was administered in combination with Taxol® (paclitaxel), inhibition of tumor growth was greater than with either single agent alone. The combination of D93 plus Taxol® inhibited tumor volume by 66% versus a control antibody, whereas the results for Taxol and D93 as single agents were 49% and 39%, respectively, versus the control antibody (p<0.05). Data were also presented demonstrating that D93, but not the control antibody, preferentially targeted human breast tumor tissue when injected in vivo in the same model.
Additionally, data were presented showing that D93 inhibited tumor growth and metastasis to the lymph nodes and diaphragm in an orthotopic, human pancreatic tumor model in mice.
“The ability of the D93 antibody to target unique sites on collagen that are exposed in tumor tissues and that may be important in the growth and vascularization of tumors represents a novel therapeutic approach,” said David F. Hale, President and CEO of CancerVax. “The results presented at AACR support earlier findings indicating that D93 may have the potential to treat a variety of solid tumors.”
Summaries of the results of toxicology and pharmacokinetic studies of D93 in non-human primates were also presented, which indicated that no abnormalities or differences were observed between control and D93 groups, and no overt toxicity was seen with D93 when administered to non-human primates in weekly doses up to 50 mg/kg for 4 weeks.
The abstract is available on the AACR web site (www.aacr.org) and on CancerVax’s home page (www.cancervax.com) in the “Focus” section.
About D93
D93 is a humanized, monoclonal antibody that inhibits tumor growth and angiogenesis, the formation of new blood vessels that feed rapidly growing tumors. Its mechanism of action differs from other angiogenesis inhibitors that are being evaluated in clinical trials or that have been approved by the FDA, such as Avastin® (bevacizumab). D93 selectively binds to targets in the extracellular matrix, a molecular network that provides structural support to tissues and regulates cellular processes such as adhesion, migration and cell growth. These targets are exposed during tumor formation, when the collagen comprising the extracellular matrix is denatured or remodeled by tumor cells.
In preclinical studies, D93 has been shown to preferentially bind to denatured collagen targets in melanoma and in colon, pancreas, lung and breast tumors. Administering D93 with Taxol® (paclitaxel) has been demonstrated to inhibit tumor growth in animal models of human breast cancer better than either treatment alone. D93 has also been shown to inhibit tumor growth in pancreatic and melanoma tumor models, and by fluorescent antibody techniques to bind preferentially to the extracellular matrix around blood vessels in tumor sections taken from patients with cancer, as compared to healthy tissues adjacent to the tumor.
About CancerVax Corporation (www.cancervax.com)
CancerVax Corporation is a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer. The Company’s leading product candidate is D93, an anti-angiogenic, humanized, monoclonal antibody. CancerVax filed an investigational new drug application and plans to initiate a Phase 1 clinical trial with D93 in patients with solid tumors in 2006.
In January 2006, CancerVax announced that it had entered into a definitive agreement to merge with Micromet AG, a private, Munich, Germany-based biotechnology company with a focus on the development of novel, proprietary antibody-based products for cancer and inflammatory and autoimmune diseases. The merger, which is subject to a number of conditions, is expected to close in the second quarter of 2006. Upon closing of the transaction, the Company’s shares are expected to continue to trade on the NASDAQ National Market. CancerVax will be renamed “Micromet, Inc.”, and application has been made to NASDAQ to change the ticker symbol to “MITI.” On March 31, 2006, CancerVax filed an amended registration statement on Form S-4 with the U.S. Securities and Exchange Commission in connection with the transaction. This registration statement contains a proxy statement/prospectus.
Forward-Looking Statements
CancerVax cautions you that statements included in this press release that are not a description of historical facts are forward-looking statements. For example, statements about the Company’s expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are all forward-looking statements. These forward-looking statements, which may be identified by the use of words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” or “would,” are based upon CancerVax’s current expectations. The Company’s actual results and the timing of events may differ materially from those set forth in this release as a result of certain risks and uncertainties, including, without limitation: the risk that the U.S. Food and Drug Administration will not approve CancerVax’s IND for D93, or that such approval will be delayed or require substantial additional testing and information, which could result in increased costs and uncertainty; CancerVax’s ability to initiate the planned Phase 1 clinical trial for D93 and otherwise successfully develop this and CancerVax’s other product candidates, which are in early stages of development and are subject to a high risk of failure; the Company’s dependence on sole-source suppliers to provide its product candidates, including D93, for early-stage clinical trials; CancerVax’s ability to successfully manage its remaining resources, including available cash, while it seeks to implement the merger with Micromet; the risk that, in the event that the merger with Micromet is not successful, CancerVax may be unable to access additional capital necessary to continue to fund its operations and new product development programs; and other risks detailed in CancerVax’s Securities and Exchange Commission filings, including Amendment No. 1 to CancerVax’s registration statement on Form S-4 filed with the SEC on March 31, 2006, and CancerVax’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. CancerVax undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information about the Merger and Where to Find It
In connection with the proposed merger transaction with Micromet AG, on February 13, 2006, CancerVax filed with the SEC a registration statement that contains a proxy statement/prospectus. Investors and securityholders of CancerVax and Micromet are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction because it contains important information about CancerVax, Micromet and the proposed transaction. CancerVax’s stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CancerVax and Micromet, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CancerVax Corporation, 2110 Rutherford Road, Carlsbad, CA 92008, Attention: Investor Relations, Telephone: (760) 494-4200.
Participants in the Solicitation
CancerVax and its directors and executive officers and Micromet and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CancerVax in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction are included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of CancerVax is also included in CancerVax’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2005. This document is available free of charge at the SEC’s web site (http://www.sec.gov) and from Investor Relations at CancerVax at the address described above.
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Contact for CancerVax Corporation
William R. La Rue
SVP & Chief Financial Officer
+1 760-494-4200
ir@cancervax.com
http://www.cancervax.com

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